SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 17)

Valspar Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

920355 10 4
(CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                   13G

CUSIP NO.  920355 10 4


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Corporation
            Tax Identification No.  41-0449260

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    681,846
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  3,013,729
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 178,869
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      3,806,384

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             3,987,253

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             18.5%

12)        TYPE OF REPORTING PERSON*

             HC


                                   13G

CUSIP NO.  920355 10 4


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Bank Minnesota, National Association
            Tax Identification No.  41-0451159

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    680,626
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  3,013,729
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 177,649
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      3,806,384

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             3,986,033

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             18.5%

12)        TYPE OF REPORTING PERSON*

             BK


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 17)

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Norwest Corporation or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Valspar Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

           1101 So. Third St.
           Minneapolis, MN  55418

Item 2(a)  Name of Person Filing:

           1.  Norwest Corporation
           2.  Norwest Bank Minnesota, National Association (NBM)

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Corporation
               Norwest Center
               Sixth and Marquette
               Minneapolis, MN  55479-1026

           2.  Norwest Bank Minnesota, National Association
               Norwest Center
               Sixth and Marquette
               Minneapolis, MN  55479-0001

Item 2(c)  Citizenship:

           1.  Norwest Corporation:  Delaware
           2.  NBM:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           920355 10 4

Item 3     The person filing is a:

           1. Norwest Corporation: Parent Holding Company in accordance with Section 240.13d-1(b)(ii)(G)
           2.  NBM:  Bank as defined in Section 3(a)(6) of the Act



Item 4     Ownership:

           (a) Amount beneficially owned: 3,987,253 shares (includes 3,986,033 shares deemed to be beneficially owned by
                NBM).

           (b)  Percent of class:  18.5%

           (c)  Number of shares as to which such person has:

               (i)    Sole power to vote or direct the vote:  681,846

               (ii)   Shared power to vote or direct the vote:  3,013,729

               (iii)  Sole power to dispose or to direct the
                      disposition of:  178,869

               (iv) Shared power to dispose or direct the disposition of: 3,806,384

Item 5     Ownership of Five Percent or Less of a Class:

           Not Applicable

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Persons other than Norwest Corporation and its subsidiaries have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. To the knowledge of Norwest Corporation, no interest of any such person represents more than 5% of the class.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           See Attachment A

Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable



Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 7, 1995

NORWEST CORPORATION

By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary



ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed on behalf of the subsidiaries listed below, all of which are classified as banks in accordance with Regulation 13d-1(b)(ii)(B), with the exception of Lindeberg Financial Corporation and Norwest Holding Company (together, the "Intermediate Holding Companies"), which are classified as parent holding companies in accordance with Regulation 13d-1(b)(ii)(G). The Intermediate Holding Companies are wholly owned subsidiaries of Norwest Corporation. Norwest Corporation owns 80% of Norwest Bank Minnesota, National Association (NBM). The remaining 20% of NBM is owned by the Intermediate Holding Companies.


Lindeberg Financial Corporation

Norwest Bank Minnesota, National Association

Norwest Bank Nebraska, National Association

Norwest Bank New Mexico, National Association

Norwest Capital Management & Trust Co., Montana

Norwest Holding Company